Exhibit 22
GUARANTOR SUBSIDIARIES OF TREEHOUSE FOODS, INC.
The following subsidiaries of TreeHouse Foods, Inc. (the "Issuer") are guarantors of the Issuer's 2028 Notes:

Name of Guarantor Subsidiary		Jurisdiction of Formation
1	Bay Valley Foods, LLC	Delaware
2	Cottage Bakery, Inc.	California
3	Linette Quality Chocolates, Inc.	Georgia
4	Pickles Manufacturing LLC	Delaware
5	Protenergy Holdings, Inc.	Delaware
6	Protenergy Natural Foods, Inc.	Delaware
7	Ralcorp Frozen Bakery Products, Inc.	Delaware
8	Refrigerated Dough, Inc.	Delaware
9	Sturm Foods, Inc.	Wisconsin
10	TreeHouse Foods Services, LLC	Delaware
11	TreeHouse Private Brands, Inc.	Missouri